Exhibit No. 99.1
Fairmont To Manage ITS First Branded Luxury
Condominium Development In Southern California
- Expands Brand Amongst High-end Customers -

TORONTO, December 1, 2005 - Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”) (TSX/NYSE: FHR) today announced that it has entered into an agreement with Miles Avenue Development, LLC (“Miles”) to manage a luxury condominium residential development in southern California. The 129 residences will be built on a 20-acre site in the exclusive community of Indian Wells, California. The Fairmont Residences, Indian Wells is scheduled to open in December of 2007 with sales activities beginning in the second quarter of 2006.

“This is a great opportunity for Fairmont to participate in a development within a growing affluent community where our brand recognition is significant. The project meets a number of our strategic objectives - brand expansion and additional sources of income with attractive returns,” said William R. Fatt, Fairmont’s Chief Executive Officer. “We are also pleased to once again be working with Lew Wolff, a long standing partner of Fairmont’s, and are excited about our new relationship with Jerry Fogelson, a leading Chicago-based residential developer. We hope this project will be the first of many development opportunities with Miles.”

Lew N. Wolff, Principal of Miles commented, “Our goal was to seek a partner who would provide a premium hospitality brand identity and a high-quality product commensurate with the overall development and surrounding community. Located adjacent to a high-end retail site and two championship golf courses, the Fairmont residences will provide the perfect complement to our project.” Continued Mr. Wolff, “Fairmont was the obvious partner, based on our knowledge of the Company’s brand and product standards, as well as our positive working relationship with the Fairmont team on other projects.”

About The Fairmont Residences, Indian Wells
The Fairmont development will be located on a prime 20-acre site in the affluent community of Indian Wells, California near Palm Springs, adjacent to a high-end retail site as well as two 18-hole championship golf courses. The development will include 129 residences comprised of luxury studio, one-, two- and three-bedroom units ranging from approximately 550 sq. ft. to 2,700 sq. ft. The Fairmont Residences, Indian Wells will include a concierge, restaurant, health club and outdoor pool. Owners of the private residences will have the option to include their units in Fairmont’s luxury residential rental program.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR's managed portfolio consists of 88 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

About Miles Avenue Development, LLC
Miles Avenue Development LLC is a real estate development company whose partners are Gerald Fogelson, Lewis Wolff and Michael Kiner.

Mr. Fogelson is the founder and Chief Executive Officer of the Fogelson Group of Companies and has been actively involved in the real estate industry since 1955. More than $1 billion of real estate has been developed by various companies owned and/or controlled by Mr. Fogelson in Illinois, Indiana, Ohio, New Jersey, Florida, California, Minnesota and Kentucky.

Mr. Wolff is Chairman of Wolff Urban Management, Inc., a real estate acquisition, investment, development and management firm. Mr. Wolff is also co-founder and Chairman of Maritz, Wolff & Co., a privately held hotel investment group that owns top-tier luxury hotels with over $1 billion in investments.

Mr. Kiner is president of The Kiner Group, an award winning real estate development company based in California. The Kiner Group and its entities have been actively involved in the real estate industry since 1982 with a focus on both commercial and residential development.

Investors:	Media:
Emma Thompson	Lori Holland
Executive Director Investor Relations	Director Public Relations
Tel: 416.874.2485	Tel: 212.715.7098
Email: investor@fairmont.com	Email: lori.holland@fairmont.com
Website: www.fairmontinvestor.com	Website: www.fairmont.com